March 14, 2013

By EDGAR

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn.:                 Jim B. Rosenberg

Lisa Vanjoske

Christine Allen

Re:                             NBTY, Inc.

Form 10-K for the Year Ended September 30, 2012

Filed on November 27, 2012

File No. 001-31788

Dear Mr. Rosenberg:

We are writing in response to your letter, dated March 1, 2013, regarding your review of NBTY, Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended September 30, 2012 (the “10-K”).  We have provided a detailed analysis of our responses, keyed to each comment contained in your letter (which comments are in bold), in order to facilitate your review. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Consolidated EBITDA, page 68

1.              Provide us proposed disclosure to be included in future periodic reports that:

Comment:

•                                          states how EBITDA and Consolidated EBITDA are used in your senior secured credit facilities covenants and indicates the amounts required by the covenants;

Response:

In response to the above comment, the Company will revise its disclosure in future filings as follows (changes are in bold):

“EBITDA consists of earnings before interest expense, taxes, depreciation and amortization. Consolidated EBITDA, as defined in our senior secured credit facilities, as amended, eliminates the impact of a number of items we do not consider indicative of our ongoing operating performance. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. Consolidated EBITDA is a component of certain covenants under our senior secured credit facilities. We present Consolidated EBITDA because our senior secured credit facilities provide for certain total senior secured leverage ratio thresholds calculated on a period of four consecutive fiscal quarters, with respect to Consolidated EBITDA and the senior secured debt which can be reduced by unrestricted cash-on-hand up to a maximum of $150 million during any fiscal quarter end that revolving loans or letters of credit (to the extent not cash collateralized) are outstanding or at the time of incurrence of revolving loans.  The senior secured leverage ratio thresholds are as follows: 4.25 to 1.00 in fiscal 2013; 4.00 to 1.00 in fiscal 2014; 3.75 to 1.00 in fiscal 2015; 3.50 to 1.00 in fiscal 2016 and 3.25 to 1.00 in fiscal 2017.  Furthermore, we consider both EBITDA and Consolidated EBITDA to be important supplemental measures of our performance and believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industries with similar capital structures. We believe issuers of debt securities also present EBITDA and Consolidated EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. We believe that these items are appropriate supplemental measures of debt service capacity, because cash expenditures for interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; and depreciation and amortization are non-cash charges.”

Comment:

•                                          describes how the “limitation on certain EBITDA adjustments” in the table on page 69 is determined; and

Response:

In response to the above comment, the Company will revise its disclosure in future filings to include the following footnote to the “limitation on certain EBITDA adjustments” line item of the above referenced table:

“In accordance with the definition of Consolidated EBITDA under our senior secured credit facilities, this represents the limitation of certain Consolidated EBITDA adjustments such as proforma cost savings, restructuring charges, business optimization expenses and integration costs associated with acquisitions that exceed 10% of Consolidated EBITDA for the applicable period, without giving effect to these adjustments.”

Comment:

•                                          clarifies footnote(h) to the table on page 69, if, by “non-recurring,” you do not mean the items are not reasonably likely to recur within two years or there was not a similar charge within the prior two years. Refer to Item 10(e)(ii)(B) of Regulation S-K.

Response:

In response to the above comment, the Company will revise its disclosure in future filings to clarify the use of the term “non-recurring” in the above referenced footnote as follows (changes are in bold):

“Reflects the exclusion of various items, as permitted in our senior secured credit facilities, which among other items includes: restructuring charges, business optimization expenses, ineffectiveness on certain derivative instruments, gains and losses on dispositions and integration costs associated with acquisitions.  For fiscal 2012 and fiscal 2011 this included $15,570 and $4,383 of one-time consulting fees, respectively.”

*                                         *                                         *

In connection with delivering this response, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities & Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the staff’s comments and look forward to resolving any outstanding issues as quickly as possible. We appreciate your careful review of our filings and would be pleased to discuss these matters further at your request. Please do not hesitate to contact me at 631-200-6200.

Sincerely,

/s/ Michael Collins

Michael Collins
Chief Financial Officer

cc:	Christopher Brennan, Esq.
NBTY, Inc.